Exhibit 107

CALCULATION OF FILING FEE TABLES

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$5,763,571	0.01531%	$882.40
Fees Previously Paid			$0.00
Total Transaction Valuation			$5,763,571
Total Fees Due for Filing			$882.40
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$882.40